Norske Skog

Lysaker, 2004-12-20

United States Securities and Echange Commission
Washington DC 20549

USA

Information - file 82-5226

Please find enclosed a copy of a document sent to Oslo Stock Exchange on December 20, 2004.

Yours faithfully
Norske Skogindustrier ASA
Shareholders' Register

Heidi Lesjø

Enclosure: Messages sent to Oslo Stock Exchange December 20, 2004

Oksenøyveien 80
Postboks 329
1326 Lysaker
Foretaksregisteret:
NO 911 750 961 MVA

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329
N-1326 Lysaker, Norway
Register of business enterprises:
NO 911 750 961 VAT

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Message to Oslo Stock Exchange

Refinancing, EUR 500 million

Norske Skog has raised EUR 500 million in a new long term loan from Eksportfinans. The loan has favourable conditions and matures in 2010. It will be used to refinance a USD 187 million Term Loan maturing in 2005 – 2007, and a EUR 340 million Term Loan maturing in 2008 - 2009.

In connection with the new loan, Norske Skog has signed a EUR 500 million Guarantee Facility also maturing in 2010, with a syndicate of banks lead by BNP Paribas, DnB NOR Markets, Handelsbanken Capital Markets and ING Bank N.V.

Oxenøen, Dec 20, 2004

NORSKE SKOG

Investor Relations

Contact Persons:
Jarle Langfjæran, Vice President Investor Relations, phone + 47 67 59 93 38 or +47 909 78 434.
Odd-Geir Lyngstad, Vice President Corporate Funding, phone + 47 67 59 92 74 or
+47 976 72 806.